

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2026

Remy Luthringer
Chief Executive Officer
Minerva Neurosciences, Inc.
1500 District Avenue
Burlington, MA 01803

      Re: **Minerva Neurosciences, Inc.**
          Registration Statement on Form S-3
          Filed March 11, 2026
          File No. 333-294203

Dear Remy Luthringer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Pengli Li